August 17, 2005

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:               NeoMedia Technologies, Inc.
                  Amendment No. 2 to Registration Statement on Form S-4/A Filed July 18, 2005
                  File No. 333-123848

                  Form 10-KSB for the fiscal year ended December 31, 2004, as amended
                  Form 10-QSB for the quarter ended March 31, 2005
                  File No. 0-32262

Dear Ms. Jacobs:

      This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff's comments in the letter dated August 5, 2005 with respect to the amendment No. 2 to Registration Statement on Form S-4/A filed July 18, 2005 by NeoMedia Technologies, Inc.

Form S-4

Recent Developments

Comment 1:        Please   revise  to  disclose  the  terms  of  the   unsecured
                  promissory  note and the  letter of intent  with  Mobot,  Inc.
                  signed July 26, 2005. Further,  under Rule 3-05 and Rule 11-01
                  of  Regulation  S-X,   financial   statements  and  pro  forma
                  financial  information  of Mobot may be required  depending on
                  the  level  of   significance.   Please   provide  us  with  a
                  determination of the significance level of this acquisition.

Response:         We have  determined  that  Mobot  falls  below  the  level  of
                  significance   outlined   in  Rule  3-05  and  Rule  11-01  of
                  Regulation S-X, and have concluded that financial statements and pro forma financial information of Mobot are not required at this time. We have added a disclosure on the Mobot letter of intent and promissory note in this section.

United States Securities And Exchange Commission
August 12, 2005
Page 2

Prospectus Cover Page

Comment 2:        We refer you to prior  comment 3 of our letter  dated June 20,
                  2005. Similar to disclosure in your amended Form S-3 filed on July 18, 2005, please revise your Prospectus Cover Page to disclose the concurrent registration statement.

Response:         We have revised the disclosure as requested.

Where You Can Find Additional Information, page 106

Comment 3:        We    note     disclosure     that     "[t]his     information
                  statement/prospectus incorporates by reference the documents set forth below that NeoMedia and BSD have previously filed with the SEC." Please revise to either list the filings you had intended to incorporate by reference or remove related disclosure in this section. Please tell us the specific items of Form S-4 that you are following to provide the information about the registrant and company being acquired. See Part I
                  (A) and (B) of Form S-4.

Response:         We have revised the  disclosure as requested.  Previously,  we inadvertently included language about the incorporation of prior filings by reference. We have corrected the disclosure.
                  Additionally, we are following Item 14 of Form S-4 with respect to NeoMedia and Item 17 with respect to BSD.

Exhibits

Exhibit 8.1

Comment 4:        We refer you to comment 7 of our letter  dated June 20,  2005.
                  We note that the  opinion  continues  to discuss  "assumptions that are  customary  in  opinion  letters  of this  kind," and
                  contains  a   non-exclusive   list  of  assumptions   made  in
                  connection with delivering the opinion. Please revise to state that the assumptions contained in the opinion are the only ones you relied upon or disclose all additional assumptions.

Response:         We have revised Exhibit 8.1 as requested.

United States Securities And Exchange Commission
August 12, 2005
Page 3

Form 10-KSB/A for the Year Ended December 31, 2004

Comment 5:        Note that the  accounting  staff has reviewed your above Forms
                  10-KSB and 10-QSB and have the following comments. Please note that the accounting staff has limited its review to the matters addressed in the comments below. All outstanding staff comments will need to be resolved prior to the effectiveness of your registration statement on Forms S-4 and S-3, amended on July 18, 2005. In addition, please be sure to make conforming changes to all of your filings to the extent that changes to your periodic reports under the Exchange Act resulting from the comment process are also applicable to the registration statement, or vice versa.

Response:         We  respectfully   acknowledge  that  all  outstanding   staff
                  comments must be resolved prior to the effectiveness of the S-3 and S-4. Additionally, we will make conforming changes to all of our filings to the extent that changes to our periodic reports under the Exchange Act resulting from the comment process are also applicable to the registration statement, or vice versa.

Audited Financial Statements

Note 2. Summary of Significant Account Policies

Financial Instruments, page F-8

Comment 6:        We note your statement that it is not  practicable to estimate the fair value of the Company's investment in the common stock of iPoint-Media Ltd. because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. In light of the lack of fair value information, tell us how you determined that the investment was not impaired. In this regard, we note from iPoint's Form
                  SB-2 filed on July 1, 2005 that iPoint has sustained operating losses, expects such losses to continue in the foreseeable future, has not generated sufficient revenues to achieve profitable operations or positive cash flow from operations, has a working capital deficiency and an accumulated deficit, the relationship from which iPoint derived 96% of its revenues in 2004 was terminated, and the independent auditors have expressed substantial doubt about iPoint's ability to continue as going concern. Address how you considered the guidance in SFAS No. 144.

Response:         The  investment  in iPoint is an  investment  in available for sale securities, accounted for under the cost method. As such,
                  NeoMedia  tests  the  investment  for  impairment   under  the
                  guidelines of SFAS 115, rather than SFAS 144.

United States Securities And Exchange Commission
August 12, 2005
Page 4

                  In accordance with SFAS 115, NeoMedia periodically performs impairment tests on each of its investments to determine if any decline in fair value of the investment is other than temporary.

                  With respect to the investment in iPoint, NeoMedia analyzed the estimated fair value of the investment as of December 31, 2004, March 31, 2005, and June 30, 2005. We considered many factors, both positive and negative, including:

                        o At the time of our investment in iPoint in September 2004, NeoMedia understood that iPoint was still in a development stage, was losing money, and that those losses would likely incur in the near-term. Our decision to invest was based on the ability of iPoint's management to capitalize on the potential of their technology in an emerging market.

                        o We believe that, once a public market is established for iPoint's stock, the market value will reflect the future expected revenue streams, not solely the limited operating history. We believe that value will be sufficient for NeoMedia to, at a minimum, recoup its investment. We currently hold 6,919,600 shares, which equates to a stock price of approximately $0.15 per share required for NeoMedia to realize $1 million upon the sale of its stock. We believe it is reasonable to assume the iPoint can achieve a stock price of $0.15.

                        o Our expectation for iPoint's stock price is based on our expectation that the mobile phone videoconferencing market in which iPoint participates has a large potential, especially in the European market where iPoint focuses. We further understand that this market is not fully developed, and that revenues in the near-term may be minimal and operating losses substantial.

                        o We expect that iPoint will be able to raise additional capital, if needed, to bridge to profitability. We also believe that iPoint's access to the public market will enhance its ability to raise addition capital if required.

                        o The fact that iPoint has sustained operating losses, expects such losses to continue in the foreseeable future, has not generated sufficient revenues to achieve profitable operations or positive cash flow from operations, that iPoint has a working capital deficiency and an accumulated deficit, the fact that the relationship from which iPoint derived 96% of its revenues in 2004 was terminated, and that iPoint's independent auditors have expressed substantial doubt about iPoint's ability to continue as going concern

United States Securities And Exchange Commission
August 12, 2005
Page 5

                  After careful consideration of these factors, NeoMedia determined that there was not a permanent impairment of the investment. As such, we did not recognize an impairment charge for the periods ended December 31, 2004, March 31, 2005, or June 30, 2005. We will continue to analyze the investment for impairment on a regular basis in accordance with SFAS 115.

United States Securities And Exchange Commission
August 12, 2005
Page 6

Shipping and Handling Fees, page F-10

Comment 7:        We note that shipping and handling costs are netted in cost of goods sold. Tell us how your accounting complies with Issue 1 of EITF 00-10 which states that shipping and handling fees should be classified as revenue. Include a schedule of all shipping and handling costs incurred and passed through to customers for the past two years in your response.

Response:         Shipping and  handling  costs  incurred and passed  through to customers since January 1, 2003 are as follows:

                                                                                               Three
                                                                                              Months
                                                                       Year Ended              Ended
                                                                      December 31,           March 31,
                                                               ------------------------      ---------
                                                                  2003           2004           2005
                                                               ------------------------      ---------
                  Amount billed by NeoMedia to customers       $   1,551      $   4,426      $     975

                  Amount charged from vendors to NeoMedia      ($  1,551)     ($  4,426)     ($    975)

                  Percent of revenue for period reported            0.06%          0.26%          0.13%

                  All shipping and handling costs were passed through directly to customers. NeoMedia was previously netting the shipping and handling costs to cost of goods sold, which was not in accordance with EITF 00-10.

                  NeoMedia has corrected this oversight beginning with the quarter ended June 30, 2005, and will update its disclosure accordingly in its Form 10-KSB for the year ended December 31, 2005.

                  These fees were immaterial to NeoMedia's financial statements for the periods in which they were reported. However, on a prospective basis, NeoMedia will comply with the requirements of ETIF 00-10.

Very truly yours,


/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director